Exhibit (a)(5)(GG)

TO ALL NOVAGOLD SHAREHOLDERS:

CONSIDER OUR US$16 OFFER AS MONEY IN THE BANK

Premium All-Cash Offer

US$16 per common share is approximately a 37% premium to both the closing price of NovaGold shares prior to the announcement of Barrick’s offer and the price of NovaGold’s public equity offering in February 2006. This premium is consistent with premiums offered in the gold industry. Barrick’s premium offer has been supporting the NovaGold share price over the last three months.

Cash in the Bank versus Development Risk and Dilution

NovaGold’s principal development projects — Donlin Creek and Galore Creek — involve significant permitting, development, financing, operational and commodity price risks. Barrick has a proven track record in managing these risks and operating large scale mines. NovaGold shareholders are subject to these risks and significant dilution related to NovaGold’s financing of the US$2.5-billion-plus required to construct these projects.

The Only Offer - The Best and Final Offer Price

NovaGold has been unable to attract a competing offer despite a full auction of the company or to demonstrate additional value. Barrick’s offer is fair and is our best and final price. Barrick’s premium all-cash offer is subject to a minimum 50.1% acceptance condition and expires at 9:00 pm (Toronto time) on November 7, 2006, unless extended or withdrawn. Since Barrick’s offer has been supporting the NovaGold share price over the past three months, NovaGold shareholders should consider where the NovaGold share price will settle in the absence of the Barrick offer.

Barrick’s Offer Expires Tuesday, November 7th.

The Circular for Barrick’s Offer
to acquire NovaGold is available on
Barrick’s website at www.barrick.com

For more information please contact:
Georgeson Shareholder
Communications Canada Inc.
North America: 1-866-489-3151

Banks and Brokers Call Collect:
212-440-9800

On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.